Exhibit 14

PSP INDUSTRIES, INC.

CODE OF CONDUCT

Introduction.

This Code of Conduct (this “Code”) is applicable to the (1) Principal Executive Officer, (2) Principal Financial Officer, (3) Principal Accounting Officer or Controller and (4) other persons performing similar functions (collectively, the “Covered Executives”) of PSP Industries, Inc. (the “Company”). As used in this Code, “we”, “our” or “us” means the Company, and “you” means a Covered Executive.  The Covered Executives hold an important and elevated role in corporate governance, and are uniquely positioned and empowered to ensure that the Company's interests are appropriately balanced, protected and preserved. The Company's Board of Directors (the “Board”) has adopted this Code to deter wrongdoing and to promote honest and ethical conduct, proper disclosure of financial information in the Company's periodic reports and compliance with applicable laws, rules and regulations by the Company's senior officers who have financial responsibilities.

General obligations.

In performing your duties, we expect you to:

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Conduct yourself honestly and ethically, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

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Refrain from using your position for personal gain or competing directly or indirectly with PSP Industries, Inc.

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Provide, or cause to be provided, full, fair, accurate, timely and understandable disclosures in (i) reports and documents that we file with the Securities and Exchange Commission (the “SEC”) and (ii) in other public communications made by us.

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Comply, and encourage others reporting to you to comply, in all material respects to all applicable rules and regulations of federal, state and local governments, the SEC and other appropriate private and public regulatory agencies.

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Comply, and encourage others reporting to you to comply, with this Code and all other codes of business conduct or ethics adopted by us from time to time.

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Promptly report, and encourage others reporting to you to report, any known waiver or violation of this Code to Tom A. Barlow, Director, or a member of the Board.

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1 This Code is specifically intended to meet the requirements of Section 406 of the Sarbanes-Oxley Act of 2002 (including any amendments).

Waivers from or Changes to the Code.

The Board will have the sole and absolute discretionary authority to approve any changes to this Code and any waivers from this Code. Any waiver from this Code, including an implicit waiver, for a Covered Executive will be promptly disclosed on a Form 8-K or any other means approved by the SEC. Such disclosure will include the nature of the waiver, the name of the Covered Executive to whom the Board granted the waiver and the date of the waiver. Any change to this Code will be promptly disclosed as required by law or regulation of the SEC.

Administration of and Compliance with this Code.

Procedures for Raising Concerns.  You are expected to comply with this Code and to report any possible violation of this Code, so that it can be investigated and evaluated. Concerns may be presented in person or in writing to Tom A. Barlow, a director, or a member of the Board. Concerns may be reported on a confidential and anonymous basis. Written concerns should be addressed to Tom A. Barlow, President, or a member of the Board., Attention: Board of Directors, 2206 North 640 West, West Bountiful, Utah 84087.

Procedures for Investigating and Resolving Concerns.  Reports of possible violations will be forwarded to a member of the Board, who may, in their discretion, assume responsibility for evaluating any possible violation and directing or conducting any investigation or may delegate any portion of such responsibility to a committee of the Board or another person or entity. The Board will have the authority to engage independent counsel and other advisers, as it deems necessary, to assist in its investigation and decision process.

After conducting the investigation, the results will be evaluated and the Board will authorize such response, follow-up and preventive actions, if any, as are deemed necessary and appropriate to address the substance of the reported possible violation. We reserve the right to take whatever action it believes appropriate, up to and including discharge of any Covered Executive determined to have engaged in improper conduct.

We will not penalize or retaliate against any person or entity for reporting a possible violation in good faith. We will not tolerate retaliation against any person or entity for submitting, or for cooperating in the investigation of, a possible violation. Any retaliation will warrant disciplinary action against the person who wrongfully retaliates, up to and including termination of employment.